March 31, 2011

Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cummings Center, Suite 151-B
Beverly, MA 01915

> **Re: Cellceutix Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed October 12, 2010**
> **File No. 000-52321**

Dear Mr. Ehrlich:

We have reviewed both your amended filing and your letter dated March 8, 2011 and we have the following additional comment. Please respond to this letter within ten business days by further amending your filing and by providing the requested information, or by advising us when you will do so. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Signatures, page 41

1. We note your response to our prior comment 5. Instruction D to Form 10-K requires that one of the signatories to your annual report is the individual who acts in the capacity of principal accounting officer or controller as well as the individual who acts in the capacity of principal financial officer. If one of the current signatories acts in this capacity, please indicate this on the signature page of your next annual report and advise us now accordingly. If the principal accounting officer or controller has not yet signed the annual report for the 2010 fiscal year, please further amend this annual report to include this signature. Please also amend your 10-K to indicate that George Evans is signing in the capacity of Chief Executive Officer rather than Leo Ehrlich. In that regard, we note that your amended 10-K still discloses that George Evans is your Chief Executive Officer. If that is not the case, please advise us accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director